Exhibit 4.5

STOCK OPTION PLAN FOR MEMBERS OF THE BOARD OF DIRECTORS,

MANAGEMENT, EMPLOYEES AND CONSULTANTS OF

ACASTI PHARMA INC.

1.	Adoption of the Plan

1.1	On October 8, 2008, the board of directors (the “Board”) of Acasti Pharma Inc. (the “Corporation”) adopted the stock option plan (the “Plan”) by resolution of the Board dated October 8, 2008, as revised, amended and completed on April 29, 2009, March 1, 2011, and May 22, 2013.

2.	Purpose

2.1	The purpose of the Plan is to provide the Corporation and its shareholders with the benefit of incentive participation through share ownership by members of the Board, management, employees and consultants of the Corporation.

3.	Administration

3.1	The Plan is administered by the Board, which has full authority to interpret provisions as it deems necessary or advisable for the Plan’s administration. In this regard, the Board may take decisions on issues that may arise in connection with the Plan, and these decisions will be final and binding on all concerned parties, provided that these decisions respect the applicable regulation and policy statements from securities regulatory authorities and instructions from the TSX Venture Exchange (the “TSXV”).

4.	Shares Offered under the Plan

4.1	Shares subject to the Plan are class A shares of the Corporation (the “Shares”). The total number of Shares that can be issued under the Plan shall not exceed 10% of the Corporation’s issued and outstanding Shares from time to time when stock options are awarded. This number must include Shares that may be issued as part of the Corporation’s equity incentive plan.

5.	Eligibility

5.1	The Board may determine eligibility criteria that may, among other things, be based on the eligible person’s position within the Corporation, seniority, current and future contribution to the Corporation’s success and any other factor deemed relevant to the grant of these options. Furthermore, the Board may determine the number of Shares for which options will be granted to each eligible person.

5.2	To be eligible for a stock option, an eligible person must be a director, employee or consultant of the Corporation at the time the option is awarded.

Acasti Pharma Inc.

5.3	Except in relation to consultant companies, options may be granted only to an individual or a company that is wholly owned by individuals eligible for an option grant.

5.4	When the eligible person is a legal person, including a consulting company, it must submit to the TSXV the form titled Certification and Undertaking Required from a Company Granted an Incentive Stock Option (form 4F), duly completed. The company to which an option is awarded must agree not to transfer or authorize the transfer of ownership or options of Shares of the Corporation and not to issue other shares of any class whatsoever to other individuals or entities as long as stock options of the Corporation remain outstanding, without the written consent of the TSXV.

5.5	With regards to options granted to employees, consultants or employees of a holding company, the Corporation must declare in good faith that the option holder is an employee, a consultant or an employee of the holding company, as applicable.

6.	Award Limitations

6.1	The number of options awarded to all persons retained to perform investor relations activities within any twelve (12)-month period shall not exceed 2% of the Corporation’s issued and outstanding Shares, calculated on the date an option is granted to any such person.

6.2	The number of Shares reserved for issuance pursuant to stock options awarded to insiders shall not exceed 10% of the Corporation’s issued and outstanding Shares.

6.3	The award of options to insiders within any twelve (12)-month period shall not exceed 10% of the Corporation’s issued and outstanding Shares.

6.4	The issuance of options to an option holder within any twelve (12)-month period shall not exceed 5% of the Corporation’s issued and outstanding Shares, calculated on the date an option is granted to any such person.

7.	Limitations Regarding the Resale of Stock Options

7.1	Any insider to whom incentive stock options are granted under the Corporation’s Plan is subject to a four (4)-month hold period regarding the resale of stock options, starting on the grant date of said options.

8.	Market and Exercise Price

8.1	The market price corresponds to the last closing price of the Shares listed on the TSXV the day prior to the grant. If no trading took place the day prior, the closing price is replaced by the average between the bid price and the asked price.

8.2	The exercise price of stock options shall not be lower than $0.10 per Share.

8.3	The minimum exercise price of stock options can be set only when options are granted to specific individuals.

Acasti Pharma Inc.

9.	Term of Option

9.1	Subject to the provisions of paragraph 9.2, each option can be exercised within the period set by the Board, starting at the earliest on the date on which the stock option is granted and ending at the latest ten (10) years after such date.

9.2	Subject to prior approval from the TSXV and notwithstanding the provisions of paragraph 9.1, an option can no longer be exercised by an option holder as of each and every one of the following dates, unless otherwise decided by the Board:

9.2.1	Sixty (60) days following i) the date on which the option holder’s employment with the Corporation is terminated (other than employees responsible for investor relations) for any reason, including, without limiting the foregoing, disability, illness, retirement and early retirement, or ii) in the case where the option holder is a director of the Corporation but is not employed by the latter, the date on which this option holder ceases to be a member of the relevant board of directors for any reason other than death, or iii) in the case where the option holder is a consultant, the date on which the service contract is terminated before or upon expiry of said contract;

9.2.2	In the case where the holder is an employee responsible for investor relations, within thirty (30) days of the date on which the option holder’s employment with the Corporation is terminated for any reason, including, without limiting the foregoing, disability, illness, retirement and early retirement;

9.2.3	One (1) year following the date of the option holder’s death.

9.3	All stock options granted to an option holder who becomes bankrupt within the meaning of the Bankruptcy and Insolvency Act (Canada) will be deemed to have terminated immediately prior to the date of bankruptcy of the option holder under the Bankruptcy and Insolvency Act (Canada).

9.4	Subject to the provisions of article 4 herein, from the moment the right to exercise a stock option under this Plan is forfeited, lost and/or expires, an additional number of Shares corresponding to the number of Shares under option and for which the option has not been exercised will ipso facto be reserved for the granting of additional stock options.

9.5	If the expiry date of a stock option falls within the five (5) days of negotiation following a blackout period imposed by the Corporation, notwithstanding any provision to the contrary in this Plan, the expiry date will automatically be deferred to the date falling ten (10) days of negotiation following the end of this blackout period.

10.	Vesting

10.1	Every stock option granted under the Plan must provide for a vesting period of no less than eighteen (18) months and a gradual and optionally equal acquisition of vesting rights at least on a quarterly, bi-annual or annual basis.

Acasti Pharma Inc.

10.2	Options awarded to persons responsible for investor relations must vest gradually over a period of twelve (12) months with no more than one-quarter of the options vesting in any three month period.

10.3	No accelerated vesting is permitted for stock options granted to persons who provide investor relations services without the prior approval of the TSXV.

11.	Exercise of Option

11.1	To exercise an option, the option holder must provide written notice to the Corporation, delivered to the Secretary of the Corporation at the Corporation’s head office. This notice must indicate the number of Shares to be purchased pursuant to the exercise of the option and be accompanied by a certified cheque in an amount equal to the subscription price. As soon as is practicable following the receipt of the notice and payment referred to above and subject to the provisions of paragraph 17 herein, the Corporation will issue the Share certificates for the Shares for which the option is exercised.

12.	Payment Terms

12.1	Unless otherwise decided by the Board, all Shares must be paid by certified cheque for the amount of the subscription price at the time that the notice referred to in paragraph 11.1 is given.

13.	Non-Transferability

13.1	Except as stipulated in paragraph 13.2 below, no option or right to said option can be transferred by an option holder.

13.2	Notwithstanding the provisions of paragraph 13.1, any assign, legatee or heir of an option holder may, in the year following the option holder’s death, exercise in whole or in part the options that the option holder could have exercised immediately prior to his death, provided that the option is exercised within the exercise period determined when the option was granted.

13.3	Subject to the provisions of paragraph 13.2 herein, the sale, transfer, negotiation and/or grant as collateral of options granted under the Plan without prior authorization from the Board in this regard will render the options in question null and void.

14.	Modification of the Share Capital

14.1	In the event of a split, consolidation, amalgamation, reclassification or other modification regarding shares, the number and price of the Shares underlying unexercised options and the maximum number of Shares that can be offered for subscription and purchase under the Plan will be equally and proportionally adjusted to ensure that option holders have the same rights after the modification as they did before.

Acasti Pharma Inc.

15.	Sale of Corporation, Extension of Expiration Date, Non-Applicability of Termination of Employment Provisions.

Notwithstanding anything contained to the contrary in this Plan, except for section 10.3 above, or in any resolution of the Board in implementation thereof:

15.1	in the event the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned subsidiary) or to liquidate, dissolve or wind-up, or in the event an offer to purchase or repurchase the Shares of the Corporation or any part thereof shall be made to all or substantially all holders of Shares of the Corporation, the Corporation shall have the right, upon written notice thereof to each option holder holding options under the Plan, to permit the exercise of all such options within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all rights of the option holders to such options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever;

15.2	in the event of the sale by the Corporation of all or substantially all of the assets of the Corporation as an entirety or substantially as an entirety so that the Corporation shall cease to operate as an active business, any outstanding option may be exercised as to all or any part of the optioned Shares in respect of which the option holder would have been entitled to exercise the option in accordance with the provisions of the Plan at the date of completion of any such sale at any time up to and including, but not after the earlier of: (i) the close of business on that date which is thirty (30) days following the date of completion of such sale; and (ii) the close of business on the Expiry date of the option; but the option holder shall not be entitled to exercise the option with respect to any other shares;

15.3	subject to the rules of any relevant regulatory authority, the Board may, by resolution, extend the expiration date of any option. The Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which options may be exercised by any other option holder; and

15.4	the Board may, by resolution, but subject to requirements of applicable regulatory authorities and securities laws, decide that any of the provisions hereof concerning the effect of termination of the option holder’s employment shall not apply to any option holder for any reason acceptable to the Board.

Notwithstanding the provisions of this Section 15, should changes be required to the Plan by any regulatory authority of any jurisdiction to which this Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

16.	Plan amendment

16.1	Subject to approval by the authorities concerned, including the TSXV, and, where applicable, the fulfilment of conditions in connection with such approvals, the Board may, at any time and from time to time, amend or terminate the Plan by way of

Acasti Pharma Inc.

resolution. However, without the written consent of the option holders, amending or terminating the Plan must not in any way affect the conditions of options already granted under the Plan, provided these options have not already been exercised, unless the option holders’ rights have expired, been exercised in whole or option holders consent to the changes.

17.	Shareholder approval

17.1	The Plan must be approved every year by the Corporation’s shareholders at the annual general meeting.

18.	Legal obligations

18.1	No option may be exercised and the Corporation is not obliged to issue Shares pursuant to any option if said exercise or issuance contravenes any provision of this Plan and/or any applicable law, regulation, policy or instruction issued by a competent authority, excluding the Board but including the institutional authorities concerned. Every option holder agrees to comply with such applicable laws, regulations, policies and instructions and to provide the Corporation with any and all information and commitment required to comply with these applicable laws, regulations, policies and instruments.

19.	Optional participation

19.1	Participation in the Plan by an eligible person is entirely optional and non-obligatory and must not be interpreted as conferring on such eligible person any right or privilege whatsoever aside from the rights and privileges expressly stipulated in the Plan.

19.2	The Plan provides no guarantees with regard to any loss that may result from market fluctuations.

19.3	The Corporation is not liable for the income tax or other tax considerations imposed on option holders taking part in the Plan. Option holders are invited to consult their own tax advisors in this regard.

20.	Option holders are not shareholders

20.1	An option holder is not granted the same rights as a shareholder of the Corporation with regard to any of the Shares underlying his option until he becomes the registered owner of these Shares.

21.	No automatic right to additional grantings

21.1	No member of the Board, management, employee or consultant of the Corporation, nor any advisor, option holder or other person automatically acquires the right to be awarded one (1) or more options under the Plan as a result of previously having been awarded options under the Plan.

Acasti Pharma Inc.

22.	Applicable laws

22.1	The Plan is governed and interpreted in accordance with the laws of the province of Quebec.

23.	Effective date

23.1	This Plan takes effect on October 8, 2008. In addition, the terms and conditions of the Plan may change by adoption of a resolution of the Board to that effect signed by all members of the Board and/or by majority decision of the Board.

ACASTI PHARMA INC.

/s/ Henri Harland
Henri Harland
President

Acasti Pharma Inc.